Exhibit 4.1

THIS SIDE LETTER to the Facility Agreement (defined below) is dated 11 March 2014 and is made between:

(1)	PT HOEGH LNG LAMPUNG (the Borrower);
(2)	STANDARD CHARTERED BANK as facility agent for the other Finance Parties (the Facility Agent).

(together, the Parties).

1

We refer to the US$299,000,000 term loan facility and US$10,700,000 standby letter of credit facility dated 12 September 2013 between, amongst others, the Parties, as such has been amended or restated prior to the date hereof (the Facility Agreement).

2

This letter is supplemental to the Facility Agreement.  Terms and expressions defined in the Facility Agreement shall have the same meanings when used herein, unless otherwise defined herein or the context otherwise requires.

3

References in the Facility Agreement to “this Agreement” shall, with effect from the date of this letter and unless the context otherwise requires, be references to the Facility Agreement as amended by this letter and words such as “herein”, “hereof”, “hereafter”, “hereby” and “hereto”, where they appear in the Facility Agreement, shall be construed accordingly.

4	The Facility Agreement shall, with effect on and from the date of this letter, be (and it is hereby) amended as follows:
(a)	The definition of Charter shall be deleted in its entirety and be replaced with the following definition:

Charter means the amended and restated contract dated 17 October 2012 (as further described in Part 2 of Schedule 2 (Vessel information)) in respect of the procurement of the Mooring and the installation, lease, operation and maintenance of the Vessel for an initial period of twenty (20) years (the Original Charter) made between (1) the Original Charterer and (2) the Sponsor, as novated or to be novated by the Sponsor to the Borrower pursuant to the Charter Novation Agreement and, as novated or to be novated by the Original Charterer to one of its Affiliates pursuant to the Charterer Novation Agreement.

(b)	The definition of Charterer shall be deleted in its entirety and replaced with the following definition:

Charterer means the Original Charterer, or as the context may require following execution of the Charter Novation Agreement, PT PGN LNG Indonesia, a limited liability company duly established and existing under the laws of the Republic of Indonesia and having its registered office at Jr. K.H. Zainul Arifin No. 20, Jakarta 11140, Indonesia.

(c)	A new definition of Charterer Novation Agreement will be included in the correct alphabetical order as follows:

Charterer Novation Agreement means the novation agreement dated 21 February 2014 made between the Borrower, the Charterer and the Original Charterer, pursuant to which the rights and obligations of the Original Charterer under the Original Charter are novated in favour of the Charterer.

(d)	A new definition of Original Charterer will be included in the correct alphabetical order as follows:

Original Charterer means PT Perusahaan Gas Negara (Persero) Tbk, a state-owned limited liability company established under Indonesian Government Regulations and having its principal office at JI. K.H. Zainul Arifin No. 20, Jakarta 1140, Indonesia.

(e)	A new clause 24.1(f) shall be included immediately following clause 24.1(e) as follows: “24.1(f)
(i)	The Borrower shall promptly notify the Facility Agent of any notice received from the Charter Guarantor in accordance with clause 5 of the Charterer Novation Agreement.
(ii)

The Borrower shall not consent to any proposed transfer of shares of the Charterer by the Charter Guarantor which it is entitled under the Charterer Novation Agreement to withhold consent for, without the prior written consent of the Facility Agent (acting on the instructions of all of the Lenders) provided that the Lenders agree that consent shall not be withheld or delayed if the conditions specified in clause 5 of the Charterer Novation Agreement have been satisfied in accordance with their terms.

(iii)

If requested by any Lender, the Borrower shall, subject to the relevant costs and expenses having been paid where they are to be borne by the relevant Lender, procure a legal opinion (in substantially the same form as the legal opinion issued by Oentoeng Suria & Partners in connection with the Charter Guarantee dated 26 February 2014 (the OSP Legal Opinion), subject to any changes to reflect changes in law, or such other form satisfactory to the Facility Agent acting reasonably and upon the advice of its legal counsel) to any bank which is to become a party to the Facility Agreement in accordance with its terms and which is not able to rely on the OSP Legal Opinion or any other legal opinion covering matters referred to in clause 24.1(d)(vi) that is provided pursuant to this Agreement. The Borrower will pay any costs or expenses in connection with the issuance of such legal opinion limited to one legal opinion per year per Lender (it being agreed that each such opinion may be addressed to more than one bank) and otherwise all such costs and expenses shall be borne by the relevant Lender.”

(f)	New conditions subsequent shall be included in Part 3 (Conditions subsequent) of Schedule 3 as follows:

“8Signing Authority

No later than 14 days after the first Utilisation Date, the Borrower shall provide to the Lenders a power of attorney confirming that Mr. Mochammad Ali Suharsono, President Director of PT Rekayasa Industri has authority to execute the Mooring Installation Contract or confirmation acceptable to Korea Development Bank from the Borrower’s Indonesian legal counsel that a power of attorney is not required and that Mr Mochammad Ali Suharsono is an authorised signatory of PT Rekayasa Industri.

9Charterer Novation Agreement

No later than 14 days after the first Utilisation Date, a legal opinion from Oentoeng Suria & Partners (or another legal counsel approved by the Facility Agent in substantially the same form as the OSP Legal Opinion or such other form satisfactory to the Facility Agent acting reasonably and upon the advice of its legal counsel) in respect of the due incorporation of the new Charterer and the execution of the Charter Novation Agreement by the new Charterer and the Original Charterer.”

Save as may be amended or varied hereby, the terms of the Facility Agreement and the other Finance Documents shall remain unaltered and in full force and effect and shall be read and construed as the same may have been amended by this letter.

This letter may be executed in counterparts and by each party on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

This letter and any non-contractual obligations connected with it are governed by and, shall be construed in accordance with, English law.

THE BORROWER

PT HOEGH LNG LAMPUNG

By:

/s/ Parthsarthi Jindal

THE FACILITY AGENT

for and on behalf of the Finance Parties

STANDARD CHARTERED BANK

By:

/s/ Paul Thompson

Paul Thompson
Director, Agency UK/Europe
Standard Chartered Bank